July 29, 2019

Cindy Xiaofan Wang
Chief Financial Officer
Ctrip.com International, Ltd.
968 Jin Zhong Road
Shanghai 200335
People's Republic of China

       Re: Ctrip.com International, Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed March 15, 2019
           File No. 001-33853

Dear Ms. Wang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:    Julie Gao